04015237

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 65293

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Concentric Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Bibler — 203-227-7611
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Eric Bibler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concentric Capital Partners, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

KATHLEEN COYLE
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONCENTRIC CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Concentric Capital Partners, LLC

We have audited the accompanying statement of financial condition of Concentric Capital Partners, LLC, (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Concentric Capital Partners, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 9, 2004

CONCENTRIC CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	210,562
Fees receivable		25,548
Other assets		3,159
TOTAL ASSETS	$	239,269

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to parent	$	60,971
Accrued expenses and other liabilities		7,000
TOTAL LIABILITIES		67,971
MEMBER'S EQUITY		171,298
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	239,269

The accompanying notes are an integral part of this statement.

CONCENTRIC PARTNERS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Concentric Capital Partners, LLC (the "Company") was organized in the State of Connecticut in March 2002 and began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in July 2002. The Company is a wholly-owned subsidiary of Concentric Capital Management Group, LLC (the "Parent"). The Company was organized primarily to act as a placement agent under written contracts with private equity investment fund managers.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management. Actual results could differ from these estimates.

3. REVENUE CONCENTRATION

The Company receives fees for acting as a placement agent. Fees for successful placement are based upon a percentage of the management fee and performance fee charged by fund managers to the investor placed by the Company. Fees based on the management fee charged by the underlying fund are generally recognized on a monthly or quarterly basis and fees based on the performance fee of the fund are recognized annually.

The Company provides marketing services for two investment management organizations. One customer generated a significant portion of the Fee Income reported in the Statement of Operations in 2003.

The revenue concentration is summarized as follows:

Total Fee Income	$50,374
Concentrated Revenue	49,310
Percentage of Total Fee Income	97%

4. RELATED PARTY TRANSACTIONS

The Company entered into an expense agreement with the Parent, commencing July 1, 2002, whereby the Parent would charge the Company $12,000 annually for it's share of overhead and administrative expenses. In December 2003, the Company entered into a new agreement with the Parent in which 25% of the Parent's operating expenses would be allocated to the Company for its share of overhead and administrative costs. In addition, expenses paid by the Parent on behalf of the Company, which relate 100% to the Company, will be reflected in the Statement of Operations.

5. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns based on methodology prescribed in the Company's Operating Agreement.

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $142,591, which exceeded the minimum requirement of $5,000 by $137,591. The Company's ratio of aggregate indebtedness to net capital ratio was .48 to 1.